Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State or Jurisdiction of Incorporation
First-Citizens Bank & Trust Company	North Carolina
Atlantic States Bank	United States of America
FCB/NC Capital Trust I	Delaware
FCB/NC Capital Trust II	Delaware
American Guaranty Insurance Company	North Carolina
Neuse, Incorporated	North Carolina

On or about March 15, 2004, Atlantic States Bank will change its name to IronStone Bank.